Exhibit (a)(7)

August 23, 2010

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU
REJECT BHP BILLITON’S UNSOLICITED OFFER AND NOT TENDER YOUR SHARES

Dear Fellow PotashCorp Shareholder:

On August 20, 2010, BHP Billiton announced that it had filed documents with the Canadian and United States securities regulators related to its unsolicited bid to acquire, on the terms and conditions described in the BHP Offer, all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. for US$130 per share in cash.

After carefully considering the BHP Offer, with the benefit of advice from its independent financial and legal advisors, your Board unanimously determined that the BHP Offer is not in the best interests of PotashCorp, its shareholders or other stakeholders. Your Board voted unanimously to REJECT the unsolicited BHP Offer and unanimously recommends that you NOT TENDER your shares into the BHP Offer.

In reaching its conclusion, your Board carefully considered all aspects of the BHP Offer. In making your decision regarding the BHP Offer, you should consider your Board’s beliefs that:

•	PotashCorp is a uniquely valuable asset.

•	The BHP Offer fails to reflect PotashCorp’s prospects for continued growth and shareholder value creation.

•	The BHP Offer is timed to deprive PotashCorp shareholders of full value.

•	The BHP Offer represents a wholly-inadequate premium for control.

•	The consideration offered under the BHP Offer represents a 13.1% DISCOUNT to the closing price of the common shares on August 20, 2010, the last trading day prior to the date of this letter.

•	PotashCorp’s financial advisors have each provided a written opinion to the Board that, as of the date of such opinions, the consideration being offered pursuant to the BHP Offer was inadequate, from a financial point of view, to PotashCorp shareholders (other than BHP and any of its affiliates).

•	Superior offers or other alternatives are expected to emerge.

•	The BHP Offer is coercive and not a “permitted bid” under PotashCorp’s shareholder rights plan.

•	The BHP Offer is highly conditional.

Your Board considers all of the foregoing to be compelling reasons to support its UNANIMOUS recommendation that shareholders REJECT BHP’s inadequate and opportunistic offer.

We strongly encourage you to carefully review the full explanation of the reasons for your Board’s recommendation in the enclosed Directors’ Circular, including the opinions, dated August 22, 2010, from each of our financial advisors, BofA Merrill Lynch, Goldman, Sachs & Co. and RBC Capital Markets to the effect that, on the basis of the assumptions, limitations and qualifications set forth in the opinion delivered by each of them, as of the date of such opinion, the consideration being offered under the BHP Offer was inadequate, from a financial point of view, to PotashCorp shareholders (other than BHP and any of its affiliates). The opinions were provided for the information and assistance of the Board in connection with its consideration of the BHP Offer. The opinions do not constitute a recommendation to shareholders as to whether they should tender their shares to the BHP Offer.

None of the directors or senior officers of PotashCorp has accepted or intends to accept the BHP Offer.

To reject the BHP Offer you need not do anything. If you have already tendered your Common Shares, you can withdraw them.

If you have any questions concerning how to withdraw your common shares or with respect to PotashCorp’s Directors’ Circular or Schedule 14D-9, or if you require additional copies of PotashCorp’s publicly filed materials, you should contact Georgeson or Innisfree, our information agents, using the contact information below:

100 University Avenue 11th Floor, South Tower Toronto, Ontario M5J 2Y1 North American Toll Free Number: 1-866-425-8527

501 Madison Avenue, 20th Floor
New York, New York 10022 USA

Shareholders Call Toll-free in the
United States: 1-877-717-3923

Free phone in the E.U.:
00-800-7710-9970

Banks, Brokers and from Other Locations
Call: 1-212-750-5833

On behalf of the Board, we thank you for your continued support.

Sincerely,

Dallas J. Howe	William J. Doyle
Chairman of the Board of Directors	President, Chief Executive Officer and Director

Important Information

This letter is neither an offer to purchase nor the solicitation of an offer to sell any securities. On August 23, 2010, PotashCorp filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”) with respect to the offer to purchase commenced by BHP Billiton Development 2 (Canada) Limited, a wholly-owned subsidiary of BHP Billiton Plc. Investors and security holders of PotashCorp are urged to read the solicitation/recommendation statement and any other relevant documents filed with the SEC, because they contain important information.

Investors and security holders may obtain a free copy of the solicitation/recommendation statement and other documents that PotashCorp files with the SEC through the website maintained by the SEC at www.sec.gov and through the website maintained by PotashCorp at www.potashcorp.com. In addition, the solicitation/recommendation statement and other documents filed by PotashCorp with the SEC may be obtained from PotashCorp free of charge by directing a request to Potash Corporation of Saskatchewan Inc., 122 – 1st Avenue South, Suite 500, Saskatoon, Saskatchewan, Canada S7K 7G3, (306) 933-8500.